Exhibit 12.1

TIFFANY & CO.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended April 30,
(dollars in millions)	2017		2016

Earnings from continuing operations before income taxes	$136.1		$123.1
Fixed charges, less capitalized interest	31.0		31.4
Total earnings as defined	$167.1		$154.5

Fixed Charges:
Interest expense before capitalization of interest [a]	$9.9		$11.3
Estimated interest portion of rent expense	21.2		20.5
Total fixed charges [b]	$31.1		$31.8

Ratio of Earnings to Fixed Charges	5.4	x	4.9	x

[a]	Interest expense does not include interest related to uncertain tax positions and other non-third party indebtedness.

[b]	Fixed charges represent interest expense (before interest is capitalized), amortization of deferred financing costs and an appropriate interest factor on operating leases.